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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                                AMENDMENT NO. 3

                                       To
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                           MIKOHN GAMING CORPORATION
              --------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                      Nevada                                           88-0218876
         ------------------------------------       ------------------------------------

         (State or other jurisdiction of                (I.R.S. Employer Identification Number)
          incorporation or organization)

                                 920 Pilot Road
                              Las Vegas, NV 89119
                                 (702) 896-3890
      --------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Charles H. McCrea, Jr.
                           Mikohn Gaming Corporation
                                 920 Pilot Road
                              Las Vegas, NV 89119
                                 (702) 896-3890
      --------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

                                   Copies To:

                               Mark R. Moskowitz
                             Frank D. Schwertfeger
                             Greenberg Traurig, LLP
                       2450 Colorado Avenue, Suite 400 E.
                             Santa Monica, CA 90404

                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                --------------

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the "SEC"), acting pursuant to said Section 8(a), may determine.

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

PROSPECTUS

                        2,543,334 Shares of Common Stock

                 103,000 Warrants to Purchase Common Stock


   412,000 Shares of Common Stock Issuable Upon Exercise of the Warrants


                           Mikohn Gaming Corporation

                               ----------------

   This prospectus relates to the sale, by the Selling Securityholders (as defined herein in the section, "Selling Securityholders"), of up to 2,543,334 shares of our common stock (including 910,000 shares issuable upon the exercise of outstanding warrants held by certain licensors of the Company (the "Licensor Warrants")), 103,000 Warrants to purchase shares of our common stock ("Warrants") and an additional 412,000 shares of our common stock ("Warrant Shares") which are issuable upon exercise of the Warrants. The shares of common stock, the Warrants and the Warrant Shares are collectively referred to herein as the "Securities."


   All references in this prospectus to our common stock include the associated rights to purchase, under certain circumstances, shares of our Series A Junior Participating Preferred Stock, par value $.10 per share.

   We will not receive any proceeds from the resale of any Securities by the Selling Securityholders. We will receive proceeds from the issuance of shares of common stock upon the exercise for cash of the Warrants and the Licensor Warrants. We will bear the costs relating to the registration of the Securities being offered by this prospectus (other than selling commissions, if any).

   The shares of common stock acquired upon exercise of the Warrants and the Licensor Warrants are offered solely by the Selling Securityholders and no underwriters are participating in the offering of such securities. The persons listed in the section "Selling Securityholder" and purchasers of the securities from the Selling Securityholder may offer the Securities from time-to-time during the effectiveness of this prospectus, for sale through the Nasdaq National Market, in the over-the-counter market, in one or more negotiated transactions, through other methods of sale described herein under "Plan of Distribution" or through a combination of methods of sale, at prices and on terms then prevailing or at negotiated prices. Such persons may sell the Securities through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions. See "Plan of Distribution."

   Our common stock is traded on the Nasdaq National Market under the symbol "MIKN." On September 10, 2001, the closing price of our common stock was $6.95 per share. Our warrants are expected to be listed for trading on the Nasdaq SmallCap Market under the symbol "MIKNW."

   YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 7 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS.

   None of the Securities and Exchange Commission (the "SEC"), any state securities commission, any state gaming commission or any other gaming authority or regulatory agency has either approved or disapproved of the Securities offered hereby or passed upon the adequacy or accuracy of this prospectus or the investment merits of the Securities. Any representation to the contrary is a criminal offense.

                               ----------------

             The date of this prospectus is December  , 2001.


                        2,543,334 Shares of Common Stock

                 103,000 Warrants to Purchase Common Stock


                  412,000 Shares of Common Stock Issuable

                           Upon Exercise of Warrants

                           Mikohn Gaming Corporation

                               ----------------

                                  Common Stock

                             REGISTRATION STATEMENT

                             December 3, 2001


                               TABLE OF CONTENTS


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                                                                            Page
                                                                            ----
THE COMPANY................................................................   1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................   5

RISK FACTORS...............................................................   7

USE OF PROCEEDS............................................................  16

SELLING SECURITYHOLDERS....................................................  17

PLAN OF DISTRIBUTION.......................................................  21

LEGAL MATTERS..............................................................  26

EXPERTS....................................................................  27

AVAILABLE INFORMATION......................................................  28


                               ----------------

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED IN JURISDICTIONS WHERE IT IS LEGAL TO SELL OUR WARRANTS OR COMMON STOCK. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT, REGARDLESS OF THE TIME OF ITS DELIVERY OR OF ANY SALE OF OUR WARRANTS OR COMMON STOCK. IN THIS PROSPECTUS, "MIKOHN," "COMPANY," "WE," "US," AND "OUR" REFER TO MIKOHN GAMING CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

   The mailing address of our principal executive office is 920 Pilot Road, Las Vegas, NV, 89119 and our telephone number is (702) 896-3890.

                                  ABOUT MIKOHN

Overview

   We are a prominent developer, manufacturer, and marketer of (i) proprietary branded and unbranded slot machines and table games, including our Yahtzee(R), Battleship(R) and Ripley's Believe It or Not!(R) series of slot machines and our Caribbean Stud(R) table game, and (ii) gaming products, including signage and progressive jackpot systems. Our worldwide operations are concentrated in two principal business segments: gaming operations and product sales. Our gaming operations generate recurring revenues through leases of slot machines and table games to casino operators, and our gaming products are found in almost every major gaming jurisdiction. For the six months ended June 30, 2001, we generated revenues of $53.1 million and EBITDA of $13.9 million. Primarily as a result of our increased installed base of leased slot machines and table games, our EBITDA increased 10.9% for the six months ended June 30, 2001 over the same period in the prior year. We expect our installed base of proprietary branded slot machines to continue to increase.

Gaming Operations Segment

   During 2000, our gaming operations segment became increasingly important as a result of the successful introduction of our two principal branded slot machine series, Yahtzee(R) and Battleship(R). Net of relocated games, we installed a total of approximately 1,800 of these games during 2000 and approximately 400 of these games during the six months ended June 30, 2001. We had a backlog of approximately 900 games on June 30, 2001. Our proprietary table games include Caribbean Stud(R), the most popular proprietary table game in the world. More than 800 of our Caribbean Stud(R) tables are in service worldwide.

   We plan to achieve growth through further penetration of existing games and the development and placement of new games. We recently released a branded slot game based on Ripley's Believe It or Not!(R) and have scheduled for release later in 2001, subject to gaming authorities' approval, a branded slot game based on Clue(R). These games reflect a new knowledge-based format, in which players can increase their bonus payments by answering questions correctly. Gaming authorities' approval for installation of our branded slot machines is still pending in key gaming markets such as Illinois and Mississippi, which approvals we expect to obtain by the end of 2001. However, we can give no assurance that these approvals will be obtained when expected or at all. We also recently entered into a joint product development agreement with Anchor Gaming, Inc. to develop and market a pachinko-style slot machine.

   Our gaming operations generate recurring revenues through leases of slot machines and table games to casino operators. These leases provide for either fixed rental payments or, in the case of some slot machines, participation in the operating results of these machines. For the six months ended June 30, 2001, our gaming operations generated approximately 39.4% of our total revenues, in comparison to the six months ended June 30, 2000 when gaming operations generated approximately 35.3% of our total revenues.

Product Sales Segment

   We believe that we have achieved leading market positions with a number of our products because they are recognized as being creative, innovative and technologically advanced. Customers for our product sales segment include casinos, slot machine manufacturers, operators of wide-area gaming networks and lottery authorities. With our gaming products, we have the ability to offer our customers a complete line of products to accompany, complement and enhance the marketing of their games. Our gaming products are found in almost every major gaming jurisdiction and include:

  . Interior casino signage;

  . exterior signage;

  . electronic components used in progressive jackpot systems;

  . player tracking and information gathering and control systems; and

  . special order, oversized and other slot machines for sale.

Competitive Strengths

   We believe that we are well positioned within the large and growing casino gaming industry. According to The Innovation Group, casino and Indian gaming revenues in the U.S. grew at a compound annual rate of 10.4% from $24.7 billion in 1996 to $33.3 billion in 1999. In addition, many foreign jurisdictions have legalized or expanded casino gaming in recent years. We believe that our principal competitive strengths include:

   Game Content. We have emerged as a prominent developer of proprietary branded slot machines and table games for the gaming industry. We believe our Caribbean Stud(R) table game is one of the most popular proprietary table games in the world based on published reports of other casino gaming industry participants. In addition, based on such reports and current casino demand, we believe that our proprietary branded slot machines, Yahtzee(R) and Battleship(R), are two of the top performers in the industry. We have licensed exclusive rights to develop, manufacture, market and distribute slot machines and table games using highly recognizable brand names that have endured the test of time. For slot machines, these brand names include Yahtzee(R), Battleship(R), Clue(R) and Trivial Pursuit(R) from Hasbro, Inc. and Ripley's Believe It or Not!(R) from Ripley Entertainment, Inc. For table games, these brand names include Yahtzee(R), Clue(R) and Monopoly(R) from Hasbro, Inc. Our Yahtzee(R) slot machine was introduced in late summer 1999, and our Battleship(R) slot machine was introduced in the fourth quarter of 2000. We recently introduced our Ripley's Believe It or Not!(R) slot machine, and we have scheduled our Clue(R) slot machine for release later in 2001, subject to gaming authorities' approval. We are committed to introducing new branded games and continuing to follow up with refresher versions of previously released branded games.

   Our slot development team has recognized the latest industry trends and has incorporated them into our slot machine offerings. Multi-coin, multi-line video games with second-screen bonus features, and licensing of brand names, have been the two most noticeable game-specific trends. We are also taking the industry lead in the following two new areas: bonus games of skill/strategy and knowledge-based bonuses. These features provide a combination of added entertainment value and immediate brand recognition, and we believe they may lead to increased wagers per game, longer time playing the game, greater repeat play and enhanced player satisfaction. These features enhance player appeal and are as important to the success of a slot machine as are the game design and presentation.

   Product Innovation and Technology Development. We focus on developing games with appearance and play characteristics, such as bonus opportunities and other special features, that have considerable customer appeal. We believe these features increase wagering levels, the length of time the player plays the game, repeat play and player satisfaction, all of which are important to the success of electronic gaming devices. We believe that customer appeal is further enhanced by our skill/strategy-based and knowledge-based games. We also develop technology platforms that can be utilized with numerous new and existing products. For example, the video slot machine platforms we have chosen allow us to update our slot machines with refresher versions of our games or new games that we introduce at a cost (excluding research and development costs) which is less than 5% of the cost of a new machine, and our progressive jackpot systems for slot machines and table games are among the most widely used in the industry.

   Our progressive jackpot table game platforms reflect the evolution and adaptation of technology for table games. Our patented side-bet progressive jackpot technology was originally developed for stud poker and more recently has been adapted for draw poker, blackjack and pai gow poker, and is adaptable for other games as well. Our proprietary player tracking systems are among the most technologically advanced in the industry. We believe our TableLink(R) player tracking technology has the potential to become one of the most important technological advances in casino gaming since the introduction of microprocessors in slot machines. The TableLink(R) system is capable of running on all game types. Chip tracking and game tracking versions operate on blackjack and can be adapted for use with other games such as roulette and baccarat. Our SuperLink(R) and CasinoLink(R) systems provide multi-site slot machine monitoring, data collection, real-time player tracking, game management and progressive slot system monitoring. These advanced systems have been installed in many large domestic and international gaming venues that employ advanced information technology to manage thousands of slot machines and table games at multiple locations.

   Substantial Gaming Industry Presence and Strong Relationships With Customers. We have the ability to offer our casino customers a complete line of products to accompany, complement and enhance the marketing of their games, including interior and exterior signage, progressive jackpot systems and player tracking and monitoring systems. Our signage and player tracking products can be found in nearly every major domestic casino and most major international casinos, including casinos operated by Argosy Gaming, Boyd Gaming, Foxwoods, Harrah's Entertainment, Isle of Capri Casinos, Mandalay Resort Group, MGM Mirage, Mohegan Sun, Park Place Entertainment and Station Casinos. Our signage and player tracking products also are sold to major slot machine manufacturers including Alliance Gaming, Aristocrat, International Game Technology, Sigma Game and WMS Industries. We believe that our interior signage is preferred by casinos that employ extensive thematic design and by slot machine manufacturers that merchandise progressive jackpot slot machine networks. We further believe that casinos lease our proprietary branded and unbranded slot machines and table games to enhance their mix of games.

   Significant Patent and Trademark Protection. We have secured and continue to secure exclusive rights in our proprietary games, electronics, bonusing and control systems, and displays, primarily by obtaining ownership rights or licensing rights to trademarks and U.S. and foreign patents. We own more than 60 patents, have licensed rights to approximately 16 patents, have more than 24 patent applications pending and maintain trademarks relating to more than 50 products. We believe that this competitive advantage is enhanced by our exclusive rights to use trademarks such as Yahtzee(R), Battleship(R), Clue(R), Ripley's Believe It or Not!(R) and Trivial Pursuit(R) for slot machines and Yahtzee(R), Clue(R) and Monopoly(R) for table games. We believe that this competitive advantage is further increased by our U.S. patents and pending patent applications for slot machines and table games; methods of playing poker such as Caribbean Stud(R); and table games with progressive jackpots and related apparatus, including video poker with an optional side-bet for a progressive jackpot. Recently, we applied for patents for our knowledge-based bonus features and other game enhancements which have been utilized in our Think Big game(TM) series, which includes our Ripley"s Believe It or Not!(R), Clue(R) and Trivial Pursuit(R) games. If the patents are issued as requested, as to which there can be no assurance, we believe that we would have an advantage over competitors in obtaining rights to additional games that would lend themselves to, or are characterized by, a knowledge-based format. In addition, our patented side-bet progressive jackpot feature, which was developed for Caribbean Stud(R), has been successfully incorporated into Progressive Jackpot Pai Gow(TM) Poker, Caribbean Draw Poker(R) and Progressive Blackjack(TM), and is adaptable for other games as well. Through its deployment, we can convert industry-standard table games which are in the public domain to proprietary games capable of producing for us a recurring revenue stream.

   From time-to-time we sell some of the licenses and patents we own and which we do not intend to develop into products, or alternatively license others to use our technology. In 1999, we licensed rights under some of our patents pertaining to our progressive game technology for $2.8 million. In 2000, we sold the Internet and video gaming device rights to Caribbean Stud(R) and some of our other table games for $4.5 million, $2.6 million of which we recognized in 2000. In November 1999, we sold a 50% interest in our wholly owned Australian subsidiary for $4.9 million and anticipate recognizing approximately $1.3 million of gain on the sale in the second half of 2001 upon our delivery of a slot tracking and progressive system.

   Worldwide Distribution Capability/Diversified Revenue Base. Our revenues are highly diversified by customer and geography. Our products are distributed in more than 60 countries by our own sales force as well as by independent sales representatives. During 2000, our largest customer accounted for 7.3% of our revenues, our ten largest customers accounted for 37.6% of our revenues and 24.4% of our revenues were generated outside the United States. To better serve our markets, we maintain production, sales, service and/or support facilities throughout the U.S. as well as locations in Europe, South America and Australia.

   Extensive Jurisdictional Approvals. Licensing or other regulatory approval is required of our company and our senior officers, directors, large stockholders, gaming equipment components, proprietary slot machines and table games. We are licensed in 24 U.S. states, by 90 Indian tribes and in 17 foreign countries. In addition, we sell products in more than 45 additional foreign jurisdictions that do not require licensing approval.

Recent Developments

   On August 10, 2001, we completed the private placement of 1,500,000 shares of our common stock (the "PIPE Shares") at a price of $5.50 per share (the "PIPE Offering"). We received gross proceeds of approximately $8.3 million from the PIPE Offering. The net proceeds of the PIPE Offering, after deducting estimated offering expenses payable by us, were approximately $7.0 million, of which we used approximately $2.0 million to reduce outstanding borrowings under our then existing credit facility, and we intend to use the remainder for general corporate purposes. The PIPE Shares are included in the shares of commons stock being registered in this prospectus.

   On August 22, 2001, we completed the sale of 105,000 units, each including one Warrant, entitling the holder (referred to herein individually as the "Warrantholder" and collectively the "Warrantholders") to purchase four Warrant Shares at an exercise price equal to $7.70 per Warrant Share subject to adjustment (the "Exercise Price"). The Warrants will expire on August 15, 2008. The net proceeds of the units offering, after deducting estimated offering expenses payable by us, were approximately $94.2 million, of which we used approximately $80.1 million to retire the remainding outstanding balance under our then existing credit facility, and we intend to use the remainder for general corporate purposes. Substantially all of the Warrants and the Warrant Shares are being registered in this prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements subject to the "safe harbor" legislation appearing at Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact (such as when we use words such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "will," "would," "could," "likely" and other similar words, phrases or statements), you should understand that our expectations may not be correct, although we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in the prospectus will continue. The forward-looking information contained in this prospectus is generally located under the headings "About Mikohn," "Risk Factors" and "Use of Proceeds," but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans, objectives and expectations for future operations and are based upon management's reasonable beliefs or estimates of future results or trends. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even if our situation changes in the future.

Specific factors that might cause actual results to differ from our expectations or may affect the value of the Securities include, but are not limited to:

  .  our ability to develop and introduce innovative products;

  . our ability to gain and maintain market acceptance for our new products and to satisfy consumer preferences;

  . our ability to maintain our license agreements with Hasbro, Inc. and other third parties;

  . our ability to protect our existing intellectual property rights and to adequately secure and enforce rights for new proprietary technology;

  . cancellation or lack of market acceptance of our recurring-revenue lease arrangements;

  . risks related to our dependence on Sigma Game as exclusive supplier of our slot machine platform;

  .  future software or hardware problems with our games;

  .  risks of competition in our existing and future markets;

  .  a decline in the public acceptance of gaming;

  . the availability and success of alternative gaming venues and other entertainment attractions;

  . the failure to obtain or maintain or delays in obtaining any necessary gaming licenses or approvals or the limitation, conditioning, suspension or revocation of any of our gaming licenses or approvals;

  . a finding of unsuitability by regulatory authorities with respect to our or our subsidiaries' officers, directors or key employees;

  . changes in gaming laws and regulations, including by the passage of state or local referenda that affect gaming activities, in jurisdictions in which we currently operate or plan to operate;

  . increases in existing taxes or imposition of new taxes on gaming revenues or gaming devices;

  . risks related to the outcome of the appeal of the Acres Gaming, Incorporated patent infringement suit;

  . the extent of new casino construction and major renovation projects affecting the demand for our games and products;

  . other adverse conditions, such as adverse economic conditions, terrorism, increased transportation costs or weather-related factors, that affect the casino industry;

  . our substantial indebtedness, debt service requirements and liquidity constraints;

  . risks related to the Securities offered hereby and to gaming securities generally; and

  . the other risks described in "Risk Factors" beginning on page 7, or elsewhere in this prospectus, and in our reports on Forms 10-K, 10-Q and 8-K filed from time-to-time with the SEC and incorporated herein by reference.

   All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                  RISK FACTORS

   An investment in the Securities offered by this prospectus involves significant risk. You should carefully consider the following factors and the other information contained in this prospectus before deciding to purchase any of the Securities.

Risks Related to Our Business Operations

  If we are unable to develop or introduce innovative products that gain market acceptance and satisfy consumer preferences, our current and future revenues will be adversely affected.

   Our future performance is dependent on the continued popularity of our existing products and our ability to develop and introduce products that gain market acceptance and satisfy consumer preferences. The popularity of any of our gaming products may decline over time as consumer preferences change or as new, competing games are introduced. Therefore, we must continually introduce new games and refresher versions of our existing games.

   We recently introduced a slot machine based on Ripley Entertainment, Inc.'s Ripley's Believe It or Not!(R) and are currently developing new proprietary games, including a slot machine based on Hasbro, Inc.'s Clue(R). These games are based on a knowledge-based format new to the gaming industry. The development of new games requires a significant investment by us prior to any of the games becoming available for lease. These new games and refresher versions of our existing games may not gain popularity with gaming patrons, or may not maintain any popularity achieved, and we may be unable to recover the cost of developing these games. Each of these games also requires separate regulatory approval in each market in which we do business, and this regulatory approval may not be granted. A lack of market or regulatory acceptance of our new games or refresher versions of our existing games, or delays in obtaining necessary regulatory approvals, will adversely affect our revenues and business prospects.

   In addition to requiring a strong pipeline of proprietary games, our success is dependent on other new product development and technological advancements. The markets in which we compete are subject to frequent technological changes, and one or more of our competitors may develop alternative technologies for bonusing, progressive jackpots, slot accounting, player tracking or game promotions, or a superior game platform which may not be made available to us. While we expend a significant portion of our revenues on research and development and on product enhancement, we may not be able to continue to improve and market our existing products or develop and market new products, or technological developments may cause our products or technology to become obsolete or noncompetitive.

   If we are unable to develop or market innovative products or systems in the future, or if our current products or systems become obsolete or noncompetitive, our ability to sustain current revenues with existing customers or to generate revenues from new customers would be adversely affected. This could materially reduce our current profitability and growth potential. The introduction of new and innovative products by our competitors, that are successful in meeting consumer preferences, also could materially adversely affect our revenues and our business. See "--If casino operators cancel the placement of our games or do not agree to recurring revenue arrangements, our recurring revenues and our growth could be adversely affected."

  If our license agreements with Hasbro, Inc. and other third parties are terminated, our revenues could be reduced.

   The recent increases in revenues from our gaming operations segment derive primarily from the popularity of our Yahtzee(R) and Battleship(R) slot machines. We developed these slot machines under six-year license agreements with Hasbro which contain options to renew and are in the process of developing additional games under similar license agreements with Hasbro, including Clue(R) slot machines and table games. We have a similar five-year license agreement with Ripley Entertainment under which we developed our Ripley's Believe It or Not!(R) slot game.

   If any of these license agreements are terminated, it may have a material adverse effect on our revenues and operations. If we breach our obligations under these license agreements, the licensor may terminate the license agreement upon specified notice. Such notice period is 30 days for the Hasbro agreements and 30 days, 7 days or immediately, depending upon the breach, for the Ripley Entertainment agreement. In addition, any breach of our obligations may adversely affect our relationship with the licensor, as well as deter the licensor and other third parties from licensing additional brands to us. Our ability to renew our license agreements with Hasbro and Ripley Entertainment for an additional term is conditioned on us having paid to the licensor minimum royalties during the initial term. If we do not generate sufficient revenues to pay the minimum royalties or otherwise are unable to renew any of our license agreements with the licensor, our future revenues may be materially reduced.

   Our intellectual property licenses from Hasbro, Ripley Entertainment and others generally require that we submit new products developed under licenses to the licensor for approval prior to release. This approval generally is discretionary. Rejection or delay in approval of a product by a licensor could reduce our future revenues and results of operations.

  We depend on our intellectual property, and our failure to protect our existing intellectual property or secure and enforce such rights for new proprietary technology could adversely affect our future growth and success.

   Our ability to successfully protect our proprietary methods of play and other technology is essential to our success. We file trademark and patent applications to protect intellectual property rights for many of our trademarks, proprietary games, gaming products and improvements to these products. Recently, for example, we applied for patents for our knowledge-based bonus features and other game enhancements which have been utilized in our Think Big(R) game series, which includes our Ripley's Believe It or Not!(R), Clue(R) and Trivial Pursuit(R) games. The U.S. Patent and Trademark Office has not acted upon all of these applications and may determine not to issue patents or trademark registrations on some or all of our pending patent and trademark applications.

   Competitors and other third parties may infringe on our intellectual property rights or may allege that we have infringed on their intellectual property rights, resulting in significant litigation expenses which would reduce our cash flow. See "--Our bonusing system business may be materially adversely affected by the outcome of pending litigation which may require us to license the bonusing system, pay damages or additional fees or discontinue use of our bonusing system." In addition, we may then be forced to discontinue the affected products or be required to obtain licenses from the company holding the patent, if it is willing to give us a license to develop, manufacture or market our products. We also might then be limited in our ability to market new products.

   We intend to promote our trademarks aggressively to build goodwill and to develop improvements to our products which may be subject to legal protection. Our efforts may be unsuccessful and these improvements may not qualify for legal protection or produce a competitive advantage for us. It also is possible that our competitors will produce proprietary games or gaming products similar to ours without infringing on our intellectual property rights.

   Our future success also may depend on our ability to obtain additional licenses for other popular intellectual properties. We may not be successful in acquiring additional intellectual property rights with significant commercial value on acceptable terms. Even if we are successful in acquiring such rights, it does not provide assurance that we will be successful in adapting or deploying them for the development of casino games, as to the timing or cost of such development efforts or as to the commercial success of the resulting games.

  Our cash flow from operations and available credit may not be sufficient to meet our capital requirements, and, as a result, we could be dependent on future financing, which may not be available.

   Historical cash flow from operations has not been sufficient to satisfy our capital requirements. The gaming operations segment of our business is currently capital-intensive and will remain so until there has been a further build-up of our installed base of slot machines and table games generating revenues. Limitations on our capital resources have, among other things, constrained our ability to satisfy demand for our games. As a result, we have been dependent on financing arrangements. We are currently seeking to enter into a new $22.5 million credit facility which will help us to meet our capital requirements. Despite this expected financing, it is possible that it will be insufficient to satisfy our capital requirements. In addition, if we do not enter into a new credit facility, or we have less than the anticipated borrowing capacity thereunder, we may not have sufficient liquidity to meet our cash requirements. As a result, we may need to enter into new financing arrangements and raise additional capital in the future. Any debt financing that we incur in the future will increase the amount of our outstanding indebtedness, our debt service requirements and the related risks we currently face. See "--Risks Related to Our Substantial Debt." Moreover, if more cost-effective financing is not available, we may be required to seek additional financing, which would reduce our operating income. There can be no assurance that we will be able to obtain the necessary sources of liquidity and financing on favorable terms, or at all. If we are unable to secure additional financing or raise additional capital on acceptable terms, we might not be able to develop or enhance our products, take advantage of future opportunities or respond to demands of customers and competitors.

  If casino operators cancel the placement of our games or do not agree to recurring revenue arrangements, our recurring revenues and our growth could be adversely affected.

   We place our proprietary games in casinos primarily under leases which provide for a fixed rental payment or participation in the game's operating results. Most of these lease agreements are for 12 to 36 months and are subject to cancellation by the operator upon a 30 or 60-day notice. Games under recurring revenue arrangements may be replaced by the casinos if they do not meet and sustain revenue expectations. We cannot assure you that our gaming machines will continue to meet the casinos' revenue requirements.

   As a result, our installed base of games may be replaced by competing products, thus ending the recurring revenue stream or arrangement. Such replacement may result from competitors, changes in economic conditions, obsolescence or declining popularity. A decrease in our installed base of games will adversely affect our revenues. In addition, if customers replace our games and bonusing systems, our efforts to maintain and expand the number of installed proprietary games through enhancement of existing games and bonusing systems, introduction of new games and bonusing systems and other features and the provision of superior customer service may not be successful. See "--If we are unable to develop or introduce innovative products that gain market acceptance and satisfy consumer preferences, our current and future revenues will be adversely affected."

   Furthermore, prominent placement on the casino floor is necessary to maximize the amount of recurring revenues derived from each of our games. Our leases do not require casino operators to place our games in prominent locations. If we fail to maintain the prominent locations in the casinos that we currently enjoy, our games may not be played resulting in a reduction of our recurring revenues.

   Our relatively new practice of creating recurring revenues from slot machines by placing them in casinos under recurring revenue lease arrangements involves a departure from the traditional casino practice of casinos purchasing and owning their own gaming equipment. We may have difficulties entering into new leases or renewing leases or further developing the market for our slot machines if casinos resist arrangements that generate recurring revenues for slot machine suppliers. See "--We operate in a highly competitive market and may be unable to successfully compete."

  We are dependent on one supplier and its failure to provide a sufficient supply of our slot machine platforms could reduce our revenues or disrupt our operations.

   We currently depend on Sigma Game to manufacture the platform which we use to build our Yahtzee(R), Battleship(R) and Ripley's Believe It or Not!(R) slot machines. To reduce our dependence on Sigma Game, we are working with Sierra Design Group, which has a license to develop software used in International Game Technology's slot machines, to obtain the necessary regulatory approvals so that Sierra Design Group can become an alternative supplier of our slot machine platform. However, our supply agreements with these suppliers generally do not obligate the supplier to provide a minimum supply to us, prioritize our orders or even to accept our orders. Sigma Game and International Game Technology each manufactures its own slot machines which compete against our games. In addition, there can be no assurance that International Game Technology will allow Sierra Design Group to continue to develop software under its license.

   In the event that Sigma Game or, assuming it becomes an alternative supplier, Sierra Design Group is unable or unwilling to manufacture a sufficient supply of our slot machine platform on a timely basis, we may be unable to deliver pending orders for our slot machines on a timely basis. In addition, replacing Sigma Game or Sierra Design Group as our supplier would require significant resources, delay in production of our slot machines and resubmission of each of our games for regulatory approval in each jurisdiction in which we do business. Thus, our results of operations and revenues could be materially reduced by any change in supplier.

  We operate in a highly competitive market and may be unable to successfully compete.

   The markets for our products are highly competitive and are characterized by the rapid development of new technologies and the continuous introduction of new products. We compete with a number of developers, manufacturers and distributors of similar products. Some of our competitors have greater access to capital, marketing and product development resources than we have. New competitors also may enter our key markets. Numerous factors may affect our ability to successfully compete and thus affect our future performance, including:

  . the relative popularity of our existing products and our ability to develop and introduce appealing new products;

  . our ability to obtain adequate space and favorable placement on casino gaming floors;

  . our ability to maintain existing regulatory approvals and to obtain further regulatory approvals as needed; and

  . our ability to enforce our existing intellectual property rights and to adequately secure and protect rights for new products.

   Larger competitors may have more resources to devote to research and development and may be able to more efficiently and effectively obtain regulatory approval. In addition, competitors with a larger installed base of games have an advantage in retaining the most space and best placement. These competitors may also have the advantage of being able to convert their installed games to newer models in order to maintain their share of casino floor space. Our business and revenues will be negatively affected if we are unable to compete effectively in the markets in which our products are sold.

  Failure to comply with applicable regulations could result in the loss of licenses necessary for our operations.

   The manufacture and distribution of gaming products and the conduct of gaming operations are extensively regulated by various domestic and foreign gaming authorities. Although the laws of different jurisdictions vary in their technical requirements and are amended from time-to-time, virtually all jurisdictions where we operate require registrations, licenses, findings of suitability, permits and other approvals, as well as documentation of qualifications, including evidence of integrity of our officers, directors, major stockholders and key personnel.

   We are currently awaiting regulatory approval for our Yahtzee(R), Battleship(R) and Ripley's Believe It or Not!(R) games in several jurisdictions, and we will have to obtain regulatory approval for each new game and each refresher version of our current games as they are developed. Future authorizations or approvals may not be granted at all or as timely as we would like, and current or future authorizations may not be renewed. In addition, we may be unable to obtain the authorizations necessary to operate new games or to operate our current games in new markets. Gaming authorities also could place burdensome conditions and limits on future authorizations and approvals. If we fail to maintain or obtain a necessary registration, license, approval or finding of suitability, we may be prohibited from selling our games for use in the jurisdiction, or we may be required to sell them through other licensed entities at a reduced profit.

   The continued growth of markets for our products is contingent upon regulatory approvals by various federal, state, local and foreign gaming authorities. We cannot predict which new jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products, the timing of any such approvals or the level of our penetration in any such markets.

  Our business is affected by factors which negatively impact the casino industry thereby negatively affecting our ability to generate revenues.

   Casinos and other gaming operators represent a significant portion of our customers. Because many of our lease arrangements provide for participation in the game's operating results instead of a fixed rental payment, reduced patronage of the casinos where our games are placed would reduce our revenues under these lease arrangements. A significant portion of our games and signage businesses also depends upon the construction of new casinos and the renovation of existing casinos.

   The economic health of the casino industry, and therefore our revenues, are affected by a number of factors beyond our control, including:

  .  general economic conditions;

  .  levels of disposable income of casino patrons;

  .  acts of terrorism and anti-terrorism efforts;

  .  increased transportation costs resulting in decreased travel by patrons;

  . local conditions in key gaming markets, including seasonal and weather-related factors;

  .  the growth and number of legalized gaming jurisdictions;

  .  changes or proposed changes to the tax laws;

  .  increases in gaming taxes or fees;

  . legal and regulatory issues affecting the development, operation and licensing of casinos;

  . the availability and cost of capital to construct, expand or renovate new and existing casinos;

  . competitive conditions in the gaming industry and in particular gaming markets, including the effect of such conditions on the pricing of our games and products; and

  . the relative popularity of entertainment alternatives to casino gaming that compete for the leisure dollar.

   These factors significantly impact the demand for our products and could materially affect the revenues and operating margins we realize on sales of our products.

  Our bonusing system business may be materially adversely affected by the outcome of pending litigation which may require us to license the bonusing system, pay damages or additional fees or discontinue use of our bonusing system.

   We are the plaintiff in an action entitled Mikohn Gaming Corporation v. Acres Gaming, Inc. in the United States District Court in Las Vegas. We initially sought a declaratory judgment that our MoneyTime(TM) bonusing system did not infringe certain patents held by Acres Gaming and that these Acres Gaming patents were invalid. In response, Acres Gaming alleged that our MoneyTime(TM) bonusing system infringed four patents held by Acres Gaming and sought a preliminary injunction to prevent us from offering the MoneyTime(TM) system to customers pending the determination of the litigation. In March 2001, the jury in this action returned a verdict finding that the MoneyTime(TM) system infringed two of the four patents and awarded Acres Gaming damages of $1.5 million. We have appealed the verdict to the Federal Circuit Court of Appeals. If we do not ultimately prevail in this action, we may be required to pay damages to Acres Gaming and pay additional fees to further market our MoneyTime(TM) system. Should we fail to prevail in this action we will attempt to negotiate a license from Acres Gaming. No assurance can be given that we will be successful in procuring a license from Acres Gaming. In the absence of a license, we may be required to cease operating our MoneyTime(TM) bonusing system which would reduce our gaming operations revenues.

Risks Related to the Securities

  Your ability to resell the Warrant Shares will be restricted, and you may be unable to profitably exercise your Warrants or to resell your Securities at all or for a favorable price due to market conditions.

   The Warrants currently are eligible for trading in The Portal Market but are not listed on any securities exchange. We intend to apply for listing of the Warrants on the Nasdaq SmallCap Market. However, there can be no assurance that the Warrants will be so listed. As a result, there can be no assurance that an active trading market will develop for the Warrants.

   At the time that a resale of your Warrant Shares is possible, a public market for the Warrant Shares may not exist. Our common stock currently trades on the Nasdaq National Market under the symbol "MIKN." We cannot assure you that at the time you are able to resell your securities, our common stock will continue to be listed on the Nasdaq National Market. If the Warrant Shares are not listed on the Nasdaq National Market, there can be no assurance that an active trading market will develop for the Warrant Shares and you may be unable to sell your Warrant Shares.

   There can be no assurance that you will be able to resell your Securities for a favorable price. Our common stock in the past has experienced, and may again experience in the future, price and volume fluctuations. As a result, shares of our common stock may trade at a discount from the initial price paid for such shares of common stock. Many factors may cause the market price for our common stock to decline, perhaps substantially, following this offering, including the risks described under "--Risks Related to Our Business Operations" and the following:

  .  demand for our common stock;

  . failure of our revenue and operating results to meet the expectations of securities analysts or investors in any quarter;

  .  downward revisions in securities analysts' estimates of our performance;

  .  investor perception of our industry or our prospects; or

  .  general market, economic or regulatory conditions or trends.

   If our share price declines or is volatile, we may be the target of securities litigation. In the past, companies that have experienced declines in the market price of their stock often have been the subject of securities class action lawsuits. Litigation of this type often results in substantial costs and a diversion of management's attention and resources, which could harm our business, prospects, results of operations and financial condition.

   The liquidity of the trading markets for the Securities, if any, and the market prices quoted for the Securities, also may be adversely affected by changes in our financial performance or prospects, or in the prospects for the gaming industry generally. As a result, if any of the Securities are traded after this offering, they may trade at a discount from the offering price.

  The Warrants may have no value in bankruptcy.

   In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the Warrants may not, even if sufficient funds are available, be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

  Gaming regulations and authorities may require you to dispose of or redeem the securities that you purchase pursuant to this prospectus.

   Gaming authorities in any jurisdiction in which we are subject to regulation have the power to investigate any of our securityholders. These authorities may, in their discretion, require a holder of any of our securities to provide information, respond to questions, make filings, be investigated or be licensed, qualified or found suitable to own our securities. The holder of securities making the application generally is required to pay all costs of the investigation, licensure, qualification or finding of suitability.

   If any holder of our securities fails or refuses to do so or otherwise fails to comply with the requirements of any gaming authority, we have the right, at our option, to require such holder to dispose of such holder's securities within the period specified by the applicable gaming authority or gaming law or to redeem the securities to the extent required to comply with the requirements of the applicable gaming authority or gaming law.

   If a gaming authority determines that a holder is unsuitable to own our securities, such holder will have no further right to exercise any voting or other right conferred by the securities, to receive any dividends, distributions or other economic benefit or payments with respect to the securities or to continue its ownership or economic interest in us. We can be sanctioned if we permit any of the foregoing to occur. A sanction may include the loss of our licenses.

  You likely will not receive a return on your investment in the shares through dividends paid on our common stock.

   As a holder of a Warrant, you will not have any of the rights of stock ownership, such as voting rights or the right to receive cash dividends. You merely have the right to purchase shares of our common stock upon exercise of the Warrants. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Rather, earnings are expected to be retained for use in expanding our business. In addition, the agreements governing our indebtedness restrict our ability to pay dividends on our common stock. Therefore, in addition to the risk that you may not receive a return on your investment through the resale of your shares, you will likely not receive a return on your investment in the common stock through the payment of dividends on our common stock.

  Anti-takeover provisions in our organizational documents, our stockholder rights plan and Nevada law could make a third-party acquisition of us difficult and therefore could limit the price investors may be willing to pay in the future for our common stock or Warrants.

   The anti-takeover provisions in our articles of incorporation, our bylaws, our stockholder rights plan and Nevada law could make it more difficult for a third party to acquire us without approval of our board of directors. Under these provisions, we could delay, deter or prevent a takeover attempt or third-party acquisition that our stockholders may consider to be in their best interests, including a takeover attempt that may result in a premium over the market price for shares of our common stock. In addition, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts and also may prevent changes in our management. As a result, these anti-takeover provisions may limit the price investors are willing to pay in the future for shares of our common stock.

  Concentration of ownership of our common stock among our existing executive officers and directors may prevent new investors from influencing significant corporate decisions.

   As of September 12, 2001, our executive officers and directors beneficially owned an aggregate of approximately 35.5% of our outstanding common stock. These persons, acting together, may therefore have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons have the ability to influence or control the management of our day-to-day operations, business and affairs. Accordingly, this concentration of ownership may harm the market price of our common stock by:

  .  delaying, deferring or preventing a change in control of us;

  . impeding a merger, consolidation, takeover or other business combination involving us; or

  . discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Risks Related to Our Substantial Debt

  We have substantial debt and debt service requirements, which could have adverse impacts on our business.

   As of August 31, 2001, we had outstanding an aggregate of approximately $110.4 million of total debt, assuming no borrowings under our proposed new credit facility. In addition, we may incur additional debt in the future. The degree to which we are leveraged could have important adverse consequences to you and to us, including the following:

  . it may be difficult for us to make payments on our outstanding indebtedness;

  . a significant portion of our cash flows from operations must be dedicated to debt service and will not be available for other purposes;

  . our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes may be limited;

  . we may be limited in our ability to withstand competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions in the gaming industry;

  . we may be at a competitive disadvantage because we may be more highly leveraged than our competitors; and

  . it may cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable (See "--We may not be able to generate sufficient cash flow to meet our debt service requirements").

   If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. See "--Risks Related to Our Business Operations--Our cash flow from operations and available credit may not be sufficient to meet our capital requirements, and, as a result, we could be dependent on future financing, which may not be available." In addition, we extend credit to customers to enable them to acquire some products from our product sales segment. If these customers are unable to make their payments on this debt, our revenues will be adversely affected.

  We may not be able to generate sufficient cash flow to meet our debt service requirements.

   Our ability to generate cash flow from operations sufficient to make scheduled payments on our debt as they become due (including debt incurred in connection with the Units Offering) will depend on our future performance and our ability to successfully implement our business strategy. See "--Risks Related to Our Business Operations--Our cash flow from operations and available credit may not be sufficient to meet our capital requirements, and, as a result, we could be dependent on future financing, which may not be available." Our performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Many of these factors are beyond our control. Our debt service requirements are currently estimated to be approximately $3.3 million for the four month period ended December 31, 2001 and approximately $15.4 million and $14.2 million for fiscal years 2002 and 2003, respectively. If our future cash flows and capital resources are insufficient to meet our debt obligations and commitments, we may be forced to reduce or delay activities and capital expenditures, obtain additional equity capital or restructure or refinance our debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to meet our debt service requirements. In such a case, an event of default would occur under our new credit facility and indenture and could result in all of our indebtedness becoming immediately due and payable. As a result, some or all of our lenders would be able to foreclose on our assets.

  Our debt covenants may significantly restrict our operations.

   We are subject to numerous covenants in our debt agreements imposing financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise, and may adversely affect the conduct of our current business. These covenants place restrictions on our ability to, among other things:

  . incur more debt;

  . pay dividends, redeem or repurchase our stock or make other distributions;

  .  make acquisitions or investments;

  .  use assets as security in other transactions;

  .  enter into transactions with affiliates;

  .  merge or consolidate with others;

  .  dispose of assets or use asset sale proceeds;

  .  create liens on our assets; and

  .  extend credit.

   In addition, the terms of the Senior Notes require, and the terms of the indebtedness contemplated to be incurred under our proposed new credit facility may require, that we meet a number of financial ratios and tests. The covenants governing our Senior Notes restrict, and the covenants governing our proposed new credit facility may restrict, the operations of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us, and these limitations could impair our ability to meet such financial ratios and tests. In addition, our ability to meet these ratios and tests and to comply with other provisions governing our indebtedness may be affected by changes in economic or business conditions or other events beyond our control. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness, including without limitation, the Senior Notes. Furthermore, we are required by our Senior Notes, and may be required by the indebtedness contemplated to be incurred under our proposed new credit facility, to offer to repurchase or make certain payments on our debt at times when we may lack the financial resources to do so, such as upon a change of control. In addition, these expenditures may materially and adversely affect our liquidity and our ability to maintain or grow our business as payments to satisfy the debt will be diverted away from any investment in the growth of our business. Moreover, our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness.

  The pledge of substantially all of our assets to our creditors may result in such creditors seizing these assets in a foreclosure proceeding.

   Substantially all of our assets are pledged as security to holders of the Senior Notes. In addition, our proposed new credit facility will likely require that we pledge substantially all of our assets to the lender. The ability of holders of shares of our common stock to participate in the assets of the Company upon the liquidation or recapitalization of the Company will be subject to the prior claims of the Company's creditors. Any foreclosure of the assets of the Company by such creditors will materially reduce the assets available for distribution to holders of shares of common stock.

                                USE OF PROCEEDS

   We will not receive any proceeds from the offer and resale of any Securities by the Selling Securityholders. We could receive proceeds from the issuance of shares of common stock upon the exercise for cash of the Warrants or the Licensor Warrants. Assuming all of the outstanding Warrants and Licensor Warrants are exercised for cash, we could receive aggregate gross proceeds of approximately $5.2 million.

   We intend to use any net proceeds from the exercise of the Warrants and Licensor Warrants for general corporate purposes.

                            SELLING SECURITYHOLDERS

   We are registering a total of 2,543,334 shares of common stock (including 910,000 shares of common stock issuable upon exercise of the Licensor Warrants), 103,000 Warrants and 412,000 Warrant Shares for offer and sale from time-to-time during the period of effectiveness of the registration statement of which this prospectus forms a part. Certain of our Securityholders listed below under "Selling Securityholders" may from time-to-time offer and resell the following securities after the effective date of this prospectus:


  . up to 2,543,334 shares of common stock (including 910,000 shares underlying the Licensor Warrants, of which 410,000 may be immediately acquired upon exercise of the Licensor Warrants);

  .  up to 103,000 Warrants; and


  . up to 412,000 Warrant Shares that may be acquired upon exercise of outstanding Warrants.


   On August 10, 2001, we completed the private placement of 1,500,000 PIPE Shares to certain institutional investors. The PIPE Shares are included in the shares of common stock being registered in this prospectus. See "The Company Recent Developments."

   On August 22, 2001, we completed the sale of 105,000 units each including one Warrant entitling the Warrantholder to purchase four Warrant Shares at the Exercise Price. The units, including the Warrants, were subsequently resold by the initial purchasers thereof to certain institutional investors. Substantially all of the Warrants and the Warrant Shares are being registered in this prospectus. See "The Company Recent Developments."


   We entered into four license agreements with Hasbro, Inc. and Hasbro International, Inc. (collectively, "Hasbro") on August 18, 1998, two license agreements on June 26, 2000 and one license agreement on September 11, 2000. As partial consideration for the execution of these license agreements, Hasbro received seven warrants exercisable for an aggregate of 812,500 shares of our common stock. In addition, Hasbro licenses from Horn Abbot Ltd. and Horn Abbot International Limited certain rights to Trivial Pursuit(R) certain of which rights it sublicenses to us. In consideration for our license to utilize certain rights to Trivial Pursuit(R), we agreed to issue to each of Horn Abbot Ltd. and Horn Abbot International Limited, a warrant exercisable for an aggregate of 31,250 shares of common stock. The shares of common stock issuable upon exercise of these warrants are included in the shares of common stock being registered in this prospectus.

   We entered into a license agreement with Harrah's Operating Company, Inc. ("Harrah's") on April 27, 1998. As partial consideration for the execution of this license agreement, Harrah's received an aggregate of 133,334 shares of our common stock.

   We entered into a license agreement with Ripley Entertainment, Inc ("Ripley") on January 24, 2000. As partial consideration for the execution of the license agreement, Ripley received a warrant exercisable for an aggregate of 35,000 shares of our common stock. The shares of common stock issuable upon exercise of this warrant are included in the shares of common stock being registered in this prospectus.

   We have filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the offer and sale of the Securities. We have agreed to use our best efforts to keep such prospectus effective, in accordance with the registration rights agreements with securityholders, until the distribution contemplated in this prospectus has been completed.

   The following tables set forth information, as of September 13, 2001 with respect to the Selling Securityholders and the respective numbers of Securities beneficially owned by each Selling Securityholder that may be offered and sold from time-to-time pursuant to this prospectus. This information has been obtained from the Selling Securityholders. Because the Selling Securityholders may offer all, some portion or none of their Securities pursuant to this prospectus, we can give no estimate as to the number of Securities that will be held by any of the Selling Securityholders upon termination of any such sales. The Selling Securityholders are making no representation that any Securities covered by this prospectus will be offered for sale, and they reserve the right to accept or reject, in whole or in part, any proposed sale of Securities.

                             SHARES OF COMMON STOCK


                                                      Percentage
                             Number of              of Outstanding         Number of  Number of
                             Securities               Shares of            Shares of  Shares of  Number of
                            Beneficially             Common Stock            Common    Common    Shares of
                            Owned Prior              Beneficially            Stock      Stock   Common Stock
Name of Selling                  to                 Owned Prior to         Registered   To Be   Owned After
Stockholder                 Registration             Registration           for Sale   Offered  Registration
---------------             ------------            --------------         ---------- --------- ------------
Aladdin Capital Holdings..       2,000(1)(2)(3)         0.01%                  2,000      2,000       0
Baron Small Cap Fund......     500,000(4)               3.46%                500,000    500,000       0
Benchmark Partners LP.....     100,000(5)               0.69%                100,000    100,000       0
Brown Brothers Harriman &
 Co.......................       4,000(1)(6)            0.03%                  4,000      4,000       0
Castle Creek Technology
 Partners LLC.............     150,000(2)(7)            1.04%                150,000    150,000       0
Colonial Management.......      32,000(1)(8)            0.22%                 32,000     32,000       0
Ellen W. Johnston
 Bank of Bermuda Account..      16,000(9)               0.11%                 16,000     16,000       0
Elliott & Page............      12,000(1)(10)           0.08%                 12,000     12,000       0
Galaxy Small Company
 Equity Fund..............     300,000(11)              2.07%                300,000    300,000       0
GSC Partners..............      40,000(1)(2)(12)        0.28%                 40,000     40,000       0
Guild Investment
 Management
 Union Bank of California
 Master Account ..........      10,000(9)               0.07%                 10,000     10,000       0
The Harrah's Operating
 Company..................     133,334(13)(14)          0.92%                133,334    133,334       0
Hasbro, Inc. and Hasbro
 International, Inc. .....     812,500(13)(15)(16)      2.59%(13)(15)(16)    812,500    812,500       0
Horn Abbot International
 Management...............      31,250(13)(17)(18)         0%(13)(17)(18)     31,250     31,250       0
Horn Abbot Ltd............      31,250(13)(17)(19)         0%(13)(17)(19)     31,250     31,250       0
Janus Capital Management..      14,000(1)(20)           0.10%                 14,000     14,000       0
J. Steven Emerson Roth
 IRA......................     125,000(21)              0.86%                125,000    125,000       0
Marshall & Ilsley Trust
 Company Trustee--The M&I
 Small Cap Equity Common
 Trust Fund...............      50,000(22)              0.35%                 50,000     50,000       0
Meteoric LP...............      35,000(9)               0.24%                 35,000     35,000       0
Penn Capital Management...       8,000(1)(2)(23)        0.06%                  8,000      8,000       0
Putnam Management Co. ....      40,000(1)(24)           0.28%                 40,000     40,000       0
Ripley Entertainment,
 Inc......................      35,000(13)(25)          0.24%(13)(25)         35,000     35,000       0
Rosebury LP...............      39,000(9)               0.27%                 39,000     39,000       0
SAC Capital...............      60,000(1)(26)           0.42%                 60,000     60,000       0
Strong Capital
 Management...............       8,000(1)(27)           0.06%                  8,000      8,000       0
T Rowe Price..............      35,600(1)(2)(28)        0.25%                 35,600     35,600       0
Trust Company of the
 West.....................     125,400(1)(29)           0.87%                125,400    125,400       0
US Trust..................      20,000(1)(30)           0.14%                 20,000     20,000       0
Watson Investment Partners
 LP.......................      18,570(2)(31)           0.13%                 18,570     18,570       0
Watson Investment Partners
 II LP....................       3,080(2)(31)           0.02%                  3,080      3,080       0
Watson Offshore Fund
 Ltd......................      28,350(2)(31)           0.20%                 28,350     28,350       0
Whiffletree Partners LP...     100,000(32)              0.69%                100,000    100,000       0
WM Advisors...............      11,000(1)(33)           0.08%                 11,000     11,000       0
Worldwide Limited.........      25,000(9)               0.17%                 25,000     25,000       0
                             ---------                  -----              ---------  ---------     ---
Total Shares of Common
 Stock....................   2,955,334                    17%              2,955,334  2,955,334       0
                             =========                  =====              =========  =========     ===

--------



(1) Represents Warrant Shares issuable upon exercise of the Warrants held by such Selling Securityholder and registered for sale. See "Warrants" below.


(2) These Securityholders purchased the securities in the ordinary course of business. At the time of the purchase of the securities, the Securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


(3)  Mr. Gil Marchand has voting or investment control over these securities.


(4)  Mr. Laird Bieger has voting or investment control over these securities.


(5)  Mr. Richard Witman has voting or investment control over these securities.


(6)  Mr. Ronald Habakus has voting or investment control over these securities.


(7)  Mr. Daniel Asher has voting or investment control over these securities.


(8)  Mr. Scott Richards has voting or investment control over these securities.


(9)  Mr. Monty Guild has voting or investment control over these securities.

(10)  Mr. Mark Kanar has voting or investment control over these securities.


(11)  Mr. Steve Barbara has voting or investment control over these securities.


(12)  Mr. Tom Libassi has voting or investment control over these securities.


(13) These Securityholders have agreements with us regarding licensing intellectual property to us which we use to develop and manufacture slot machines and table games for sale and lease to casinos.




(14)  Mr. Philip Satre has voting or investment control over these securities.


(15) Includes 375,000 shares issuable within 60 days of the date of this prospectus upon exercise of Licensor Warrants. An additional 437,500 shares of common stock, which may be acquired by such Selling Securityholder upon the satisfaction of certain conditions precedent set forth in the Licensor Warrants, including the Company's satisfaction with the software licensed to it by such Licensors, also are covered by this prospectus.


(16)  Mr. Harold Gordon has voting or investment control over these securities.


(17) Represents shares of common stock which may be acquired by such Selling Securityholder upon exercise of the Licensor Warrants. The Licensor Warrants will become exercisable after satisfaction of certain conditions precedent set forth therein, including the Company's satisfaction with the software licensed to it by such Licensors.


(18)  Mr. Julian Norris has voting or investment control over these securities.


(19)  Mr. James Ware has voting or investment control over these securities.


(20) Ms. Sandy Rufenacht has voting or investment control over these securities.


(21) Mr. Steven Emerson has voting or investment control over these securities.


(22)  Mr. Sean McLeod has voting or investment control over these securities.


(23)  Mr. Eric Green has voting or investment control over these securities.


(24) Mr. Paul Quistberg has voting or investment control over these securities.


(25) Includes 35,000 shares issuable within 60 days of the date of this prospectus upon exercise of a Licensor Warrant.


(26)  Mr. Evan Behrens has voting or investment control over these securities.


(27)  Mr. Tom Price has voting or investment control over these securities.


(28)  Mr. Paul Karpers has voting or investment control over these securities.


(29)  Mr. Mark Senkpiel has voting or investment control over these securities.


(30)  Mr. Richard Coons has voting or investment control over these securities.


(31)  Mr. Steven Watson has voting or investment control over these securities.


(32) Mr. Rich Musenburg has voting or investment control over these securities.


(33) Mr. Gary Pokrzywinski has voting or investment control over these securities.

                                    WARRANTS


                                       Percentage
                                           of
                          Number of   Outstanding
                           Warrants     Warrants               Number
                         Beneficially Beneficially Number of     of     Number of
                         Owned Prior  Owned Prior   Warrants  Warrants   Warrants
Name of Selling               to           to      Registered  to be   Owned After
Warrantholder            Registration Registration  for Sale  Offered  Registration
---------------          ------------ ------------ ---------- -------- ------------
Aladdin Capital Hold-
 ings...................       500        0.49%         500       500        0
Brown Brothers Harriman
 & Co. .................     1,000        0.97%       1,000     1,000        0
Colonial Management.....     8,000        7.77%       8,000     8,000        0
Elliott & Page..........     3,000        2.91%       3,000     3,000        0
GSC Partners............    10,000        9.71%      10,000    10,000        0
Janus Capital Manage-
 ment...................     3,500        3.40%       3,500     3,500        0
Penn Capital Manage-
 ment...................     2,000        1.94%       2,000     2,000        0
Putnam Management Co....    10,000        9.71%      10,000    10,000        0
SAC Capital.............    15,000       14.56%      15,000    15,000        0
Strong Capital Manage-
 ment...................     2,000        1.94%       2,000     2,000        0
T Rowe Price............     8,900        8.64%       8,900     8,900        0
Trust Company of the
 West...................    31,350       30.44%      31,350    31,350        0
US Trust................     5,000        4.85%       5,000     5,000        0
WM Advisors.............     2,750        2.67%       2,750     2,750        0
                           -------       -----      -------   -------      ---
Total Warrants..........   103,000         100%     103,000   103,000        0
                           =======       =====      =======   =======      ===


   Information concerning the Selling Securityholders may change from time-to-time and any such changed information will be set forth in a post-effective amendment to this prospectus if and when necessary. In addition, the number of shares issuable on exercise of the Licensor Warrants and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment in certain circumstances. Accordingly, the aggregate number of shares issuable upon exercise thereof may increase or decrease. This prospectus covers any additional shares that may become issuable in connection with the shares being registered by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. This prospectus does not cover additional shares that may become issuable in connection with an adjustment to the Warrants described in items 3 through 7 of the section entitled "Description of Warrants--Adjustments" for which the Company must file a new registration statement.

                              PLAN OF DISTRIBUTION

   The Selling Securityholders and purchasers of the Securities from the Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of any sale of Securities or any exercise of Warrants or Licensor Warrants. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise including, as described below, at prices and at terms then prevailing or at prices related to the then current market price of our securities, or in negotiated transactions. Such persons may or may not effect such transactions by selling Securities to or through broker-dealers.

   Securities may be sold by one or more of, or a combination of, the following:

  . a block trade in which the broker-dealer so engaged will attempt to sell
    Securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  .  an exchange distribution in accordance with the rules of such exchange;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  .  through the writing of options; and

  .  privately negotiated transactions.

   In addition, any Securities covered by this prospectus which qualify for sale pursuant to Rule 144 or another applicable exemption under the Securities Act may be sold under Rule 144 or such exemption rather than pursuant to this prospectus.

   To the extent required, this prospectus may be amended or supplemented from time-to-time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the stockholders may arrange for other broker-dealers to participate in the resales.

   The Selling Securityholders and Warrantholders may enter into hedging transactions with broker-dealers in connection with distributions of the Securities or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders also may sell Securities short and deliver the Securities to close out such short positions. The Selling Securityholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Securities. The broker-dealer may then resell or otherwise transfer such Securities pursuant to this prospectus. The Selling Securityholders also may loan the Securities to a broker-dealer or pledge the Securities. The broker-dealer may sell the Securities so loaned, or upon a default the lender may sell the pledged Securities pursuant to this prospectus.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Securityholders. Broker-dealers or agents may also receive compensation from the purchasers of the Securities for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and may be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Securityholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the Securities. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the Securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Securityholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Securityholders will be subject to the prospectus delivery requirements of the Securities Act. The Selling Securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

   The Securities may be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the Securities may not simultaneously engage in market-making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution. In addition, each Selling Securityholder will be subject to applicable provisions of the Securities and Exchange Act of 1934 and the associated rules and regulations under the Securities and Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of Securities by the Selling Securityholders. We will make copies of this prospectus available to the Selling Securityholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Securities.

   We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Securityholder that any material arrangement has been entered into with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  . the name of each such Selling Securityholder and of the participating broker-dealer(s);

  .  the number and type of Securities involved;

  .  the price at which such Securities were sold;

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  .  other facts material to the transaction.

   In addition, upon being notified by a Selling Securityholder that a donee or pledgee of such Selling Securityholder intends to sell Securities, we will consider filing an amendment to this prospectus for purposes of registering the Securities, but only if the donee or pledgee pays for all fees and costs related thereto.

   We will bear all costs, expenses, and fees in connection with the registration of the Securities. The Selling Securityholders will bear all selling commissions and underwriting discounts, if any, attributable, to the sales of the Securities. We have agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act. Pursuant to the registration rights agreements, the Selling Securityholders have agreed to indemnify us against certain civil liabilities, including certain liabilities under the Securities Act. Also, the Selling Securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Securities against certain liabilities, including liabilities arising under the Securities Act.

                            DESCRIPTION OF WARRANTS

   We issued the Warrants pursuant to a Warrant Agreement (the "Warrant Agreement"), dated as of August 22, 2001, by and between us and Firstar Bank, N.A., as warrant agent (the "Warrant Agent"). The following description is a summary of the material provisions of the Warrants and the Warrant Agreement and does not purport to be a complete description of the Warrants or the Warrant Agreement. We urge you to read the Warrant Agreement because it defines your rights as a holder of the Warrants. A copy of the Warrant Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

   Each Warrant, when exercised, will entitle the holder to purchase four Warrant Shares at a price equal to the Exercise Price per share, subject to certain anti-dilution adjustments. The Warrants will expire on August 15, 2008 (the "Warrant Expiration Date"). The Warrantholders will be entitled to exercise all or a portion of their Warrants at any time after the registration statement, of which this prospectus is a part, is declared effective and on or prior to the Warrant Expiration Date, at which time all unexercised Warrants will expire. Upon surrender of the warrant certificate and payment of the Exercise Price, we will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole Warrant Shares to which the holder is entitled. If less than all of the Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Warrants.

   The Warrants may be exercised by surrendering the warrant certificates evidencing the Warrants to be exercised with the accompanying form of election to purchase that is properly completed and executed, together with the payment of the Exercise Price. Payment of the Exercise Price may be made by tendering the Exercise Price in cash in United States dollars by wire transfer or by certified or official bank check to the order of the Company. Warrantholders will have the option, in lieu of exercising their Warrants for cash, to receive common stock with an aggregate market value equal to the difference between the then-current market price per share of the common stock and the Exercise Price multiplied by the number of such shares.

   No fractional Warrant Shares will be issued upon exercise of the Warrants. The Company will pay to the holder of the Warrant at the time of exercise an amount in cash equal to the current market value of any such fractional Warrant Shares less a corresponding fraction of the Exercise Price.

   The Warrantholders will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. The Warrantholders will not be entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the Company. In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court, and the Warrantholders may, even if sufficient funds are available, receive a lesser amount or nothing as a result of any such bankruptcy case than they would have been entitled to if they had exercised their Warrants prior to the commencement of any such case.

   In the event of a taxable distribution to holders of common stock that results in an adjustment to the number of Warrant Shares or other consideration for which a Warrant may be exercised, the Warrantholders may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

Merger or Liquidation of the Company

   In the event of any merger, consolidation or other combination of the Company with another entity, provision must be made for Warrantholders to receive, upon the exercise of the Warrants and in lieu of Warrant Shares, such cash, securities or assets as would be issued or paid with respect to each share of common stock upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, upon the exercise of such Warrants, each Warrantholder shall be entitled to share, with respect to the Warrant Shares issued upon exercise of such Warrantholder's Warrants, equally and ratably in any cash or non-cash distributions payable to holders of common stock. Warrantholders will not be entitled to receive payment of any such distribution until payment of the exercise price is made, and the Warrant is surrendered, to the Warrant Agent in accordance with the terms and provisions of the Warrant Agreement.

Adjustments

   The number of Warrant Shares purchasable upon exercise of Warrants will be subject to adjustment in several circumstances occurring after the date of issuance of the Warrants including the following:

  1. the payment by us of dividends and other distributions on any class of our common stock in shares of our common stock or otherwise;

  2. subdivision, combinations and reclassifications of any class of our common stock;

  3. the issuance to all holders of any class of our common stock of rights, options or warrants entitling them to subscribe for any class of our common stock or securities convertible into, or exchangeable or exercisable for, any class of our common stock at a price which is less than the then fair market value per share of common stock;

  4. certain distributions to all holders of any class of our common stock of any of our assets or debt securities or any rights or warrants to purchase any such securities, excluding those rights and warrants referred to in number 3 above;

  5. the issuance of shares of any class of our common stock for consideration per share less than the then fair market value per share of common stock at the time of issuance, excluding securities issued in transactions referred to in numbers 1 through 4 above or number 6 below and subject to certain exceptions;

  6. the issuance of securities convertible into or exchangeable for any class of our common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of common stock at the time of issuance of such convertible or exchangeable securities, excluding securities issued in transactions referred to in numbers 1 through 4; and

  7. other events that could have the effect of depriving Warrantholders of the benefit of all or a portion of the purchase rights evidenced by the Warrants.

   No adjustment need be made for any of the foregoing transactions if Warrantholders participate in the transaction on a basis that our Board of Directors has determined to be fair and appropriate in light of the basis on which holders of our common stock participate in the transaction.

   In addition, no adjustment need be made for:

  . the adoption of a stockholder rights plan or the issuance of rights under such a plan;

  . the grant of any stock option or other stock incentive award pursuant to any stock option or stock incentive plan or arrangement;

  . the grant of any stock option or stock incentive award at an exercise price per share at least equal to the lesser of the Exercise Price or the fair market value;

  . the grant of any other stock option or stock incentive award to any officer, director or employee of the Company or any of its subsidiaries pursuant to any compensatory plan or arrangement that has been approved by our Board of Directors; or

  .  the exercise of any such option or award.

   "disinterested director" as used in this section means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of the Board of Directors of the Company who is not an officer, employee, director or other Affiliate (as defined in Rule 405 of the Securities and Exchange Act of 1933, as amended), party to whom the Company is proposing to issue the securities giving rise to such determination.

   "fair market value" per security at any date of determination as used in this section shall be (i) in connection with a sale to a party that is not an affiliate of the Company in an arm's-length transaction (a "Non-Affiliate Sale"), the price per security at which such security is sold and (ii) in connection with any sale to an Affiliate of the Company, (a) the last price per security at which such security was sold in a Non-Affiliate Sale within the three-month period preceding such date of determination or (b) if clause (a) is not applicable, the fair market value of such security determined in good faith by (1) a majority of the Board of Directors of the Company, including a majority of the disinterested directors, and approved in a board resolution delivered to the Warrant Agent or (2) a nationally recognized investment banking, appraisal or valuation firm, which is not an Affiliate of the Company, in each case, taking into account, among all other factors deemed relevant by the Board of Directors or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded.

Reservation of Shares

   The Company has authorized and reserved for issuance and will at all times reserve and keep available such number of shares of common stock as will be issuable upon the exercise of all outstanding Warrants.

Amendment

   From time-to-time, the Company and the Warrant Agent, without the consent of the Warrantholders, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or adding to the covenants and agreements of the Company or surrendering any of the Company's rights or powers under the Warrant Agreement, provided that any such change does not materially adversely affect the rights of any Warrantholder. Any amendment or supplement to the Warrant Agreement that has a material adverse effect on the interests of the Warrantholders will require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each Warrantholder affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of common stock purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

Reports

   Within 15 days after filing with the SEC, the Company will deliver to the Warrant Agent, and make available to the Warrantholders upon request to the Company, copies of its annual and quarterly reports and of the information, documents and reports which the Company or any subsidiary is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. At any time that the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC and provide to the Warrant Agent and the Warrantholders such annual and quarterly reports and such information and other reports which are specified in Section 13 or 15(d) of the Exchange Act. The Company will also make such reports available to prospective purchasers of the Warrants and shares of common stock issuable upon exercise of the Warrants, securities analysts and broker-dealers upon their request.

Miscellaneous

   The Warrant Agreement also obligates the Company to comply with the terms, covenants and conditions contained in the indenture governing the senior notes from the units offering, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The Warrant will not entitle the holder thereof to any of the rights of a holder of capital stock of the Company, including, without limitation, the right to vote at or receive notice of meetings of the stockholders of the Company.

Registration Rights; Liquidated Damages

   The Company entered into a registration rights agreement, dated August 22, 2001, relating to the Warrants and the Warrant Shares (the "Warrant Registration Rights Agreement"). In the Warrant Registration Rights Agreement, the Company agreed to: (i) file a registration statement (the "Warrant Shelf Registration Statement") with the SEC, not later than 60 days after the closing date, covering resales of the Warrants and the issuance of the Warrant Shares (which obligation has been satisfied by the filing of the registration statement of which this prospectus forms a part); (ii) use its best efforts to cause the Warrant Shelf Registration Statement to be declared effective within 120 days from the date of issuance of the Warrants; and (iii) use its best efforts to keep the Warrant Shelf Registration Statement effective for eight years following the date of issuance of the Warrants or such shorter period that will terminate when all Registrable Securities (as defined below) have been sold pursuant to the Warrant Shelf Registration Statement.

   For the purposes of the Registration Rights Agreement, "Registrable Securities" means (i) Warrants and (ii) Warrant Shares that may not be sold without restriction under federal or state securities laws.

   The Warrant Registration Rights Agreement provides, among other things, that if the Warrant Shelf Registration Statement is declared effective but thereafter ceases to be effective or useable in connection with resales of the Registrable Securities, for such time of non-effectiveness or non-usability (each, a "Warrant Registration Default"), the Company agrees to pay to each holder of Registrable Securities affected thereby liquidated damages ("Warrant Liquidated Damages") in an amount equal to $0.05 per week per Warrant held by such holder for each week or portion thereof that the Warrant Registration Default continues for the first 90-day period immediately following the occurrence of such Warrant Registration Default. The amount of the Warrant Liquidated Damages shall increase by an additional $0.05 per week per Warrant with respect to each subsequent 90-day period until all Warrant Registration Defaults have been cured, up to a maximum amount of $0.50 per week per Warrant. The Company shall not be required to pay Warrant Liquidated Damages for more than one Warrant Registration Default at any given time. Following the cure of all Warrant Registration Defaults, the accrual of Warrant Liquidated Damages will cease.

   All accrued Warrant Liquidated Damages shall be paid by the Company to holders entitled thereto by wire transfer to the accounts specified by them or by mailing checks to their registered address if no such accounts have been specified.

                          DESCRIPTION OF COMMON STOCK

   As of November 9, 2001, there were 12,734,174 shares of our common stock outstanding, which were held of record by 285 stockholders. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of our preferred stock, the holders of our common stock are entitled to receive dividends, if any, when, as and if declared from time-to-time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our preferred stock to prior distributions.

   Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

                                 LEGAL MATTERS

   The validity of any Securities offered by this prospectus or any supplement will be passed upon for the Company by Charles H. McCrea, Jr., General Counsel for the Company, Las Vegas, Nevada.

                                    EXPERTS

   The consolidated financial statements of the Company, incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in reliance upon authority of said firm as experts in accounting and auditing in giving said reports.

   In addition, the consolidated financial statements of the Company, as of December 31, 1999 and for each of the years ended December 31, 1999 and 1998 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   We have filed a registration statement to register with the SEC the Securities. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement and its exhibits. The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information which may be filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below.

  . The description of our common stock contained in our registration statement on Form 8-A filed on November 2, 1993, and any amendment or report filed for the purpose of updating such description;

  . The description of our stockholder rights plan, adopted on June 9, 1999, on Form 8-K filed on June 11, 1999;

  . The description of the change of accounting firms from Deloitte & Touche LLP to Arthur Andersen LLP on Form 8-K filed on June 16, 2000;

  . The description of our rights to acquire preferred stock contained in our registration statement on Form 8-A filed on August 2, 2000, including any amendment or report filed for the purpose of updating such description;

  . Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;


  .  Our Annual Report on Form 10-K for the year ended December 31, 2000; and

  . All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

   You have the right, even as a beneficial owner of our common stock, to obtain a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                           Mikohn Gaming Corporation
                           Attn: Corporate Secretary
                                 920 Pilot Road
                              Las Vegas, NV 89119
                                 (702) 896-3890

                             AVAILABLE INFORMATION

   We file annual, quarterly and current reports with the SEC. You may read and copy this information at the following locations of the SEC:

     Public Reference      New York Regional       Chicago Regional Office
           Room                  Office                Citicorp Center
     450 Fifth Street,
           N.W.            Woolworth Building      500 West Madison Street
         Room 1024            233 Broadway                Suite 1400
     Washington, D.C.
           20549        New York, New York 10279 Chicago, Illinois 60661-2511

   You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14 Other Expenses Of Issuance And Distribution.

   The expenses relating to the registration of Securities will be borne by us. All amounts except SEC fees are estimates.

      SEC registration fee......................................... $  5,178.21
      Accounting fees and expenses.................................   53,024.00
      Legal fees and expenses......................................   85,000.00
      Printing expenses............................................   66,880.00
      Miscellaneous................................................           0
                                                                    -----------
          Total.................................................... $210,082.21
                                                                    ===========

   Except as otherwise stated in the registration rights agreement, a copy of which is filed as an exhibit to the registration statement, of which this prospectus forms a part, the Selling Securityholders will pay any sales commissions or underwriting discounts incurred in connection with the sale of Securities registered hereunder.

Item 15 Indemnification Of Directors And Officers.

   Subsection 1 of Section 78.751 of the Nevada General Corporation Law (the "Nevada Law") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe such person's conduct was unlawful.

   Subsection 2 of Section 78.751 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

   Section 78.751 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (1) and (2) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection therewith; that indemnification provided for by Section
78.751 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification, unless ordered by the court or for the advancement of certain expenses, may not be made to or on behalf of any director or officer if a final adjudication establishes that the person's acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators.

   Section 78.752 of the Nevada Law empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person or incurred by the person in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 78.751.

   The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of its officers and directors, substantially identical in scope to that permitted under Section 78.751 of the Nevada Law. The Bylaws provide that the expenses of officers and directors incurred in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, must be paid by the Registrant as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified by the Registrant.

   The Registrant has entered into indemnification agreements with certain of its directors and officers that require the Registrant to indemnify such director and officers to the fullest extent permitted by applicable provisions of Nevada law, subject to amounts paid by insurance.

   Each of the Registrant's stock option plans requires the Registrant to indemnify its directors against liabilities which may be incurred in connection with the administration of the stock option plans, other than liabilities that result from the negligence, bad faith, willful misconduct or criminal acts of such directors.

Item 16 Exhibits.

  3.1 Amended and Restated Articles of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-69076).(1)

  3.2 Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-69076).(1)

  4.1 Certificate of Designation, Preferences, and Rights of Series A Junior
      Participating Preferred Stock of the Registrant, incorporated by reference to Exhibit A of Exhibit 3 to Mikohn's Registration Statement on
      Form 8-A filed August 2, 2000.(1)

  4.2 Rights Agreement dated June 14, 1999 between the Registrant and U.S.
      Stock Transfer Corporation, incorporated by reference to Exhibit 3 to the Registration Statement on Form 8-A filed by the Registrant on August 2,
      2000.(1)

  4.3 Purchase Agreement, dated as of August 2, 2001, by and among the Registrant and each of the Purchasers, as such term is defined in the PIPE Offering Purchase Agreement.(1)

  4.4 Registration Rights Agreement, dated as of August 10, 2001, by and among the Registrant and each of the Purchasers, as such term is defined in the Registration Rights Agreement of the PIPE Offering.(1)

  4.5 Purchase Agreement, dated August 15, 2001, by and among the Registrant,
      Jefferies & Company, Inc., CIBC World Markets Corp. and the Guarantors
      (as defined in the Purchase Agreement).(1)

  4.6 Warrant Agreement, dated August 22, 2001, by and among the Registrant and
      Firstar Bank, N.A.(1)

  4.7 Warrant Registration Rights Agreement, dated August 22, 2001, by and among the Registrant, Jefferies & Company, Inc. and CIBC World Markets
      Corp.(1)

  4.8 Indenture, dated as of August 22, 2001, by and among the Registrant, Firstar Bank, N.A. and the Guarantors.(1)

  4.9  Guarantee, dated August 22, 2001, by and among the Guarantors.(1)

  4.10 Pledge and Security Agreement, dated August 22, 2001, by and among the
       Registrant, Firstar Bank, N.A. and the Guarantors.(1)

  4.11 Deed of Trust, Security Agreement and Fixture Filing with Assignment of
       Rents, dated as of August 22, 2001, by and among the Registrant, Stewart
       Title of Nevada and Firstar Bank, N.A.(1)

  4.12 Trademark Security Agreement, dated as of August 22, 2001, by and between the Registrant and Firstar Bank, N.A.(1)

  4.13 Patent Security Agreement, dated as of August 22, 2001, by and between the Registrant and Firstar Bank, N.A.(1)

  4.14 Copyright Security Agreement, dated as of August 22, 2001, by and between the Registrant and Firstar Bank, N.A.(1)

  4.15 License Agreement, dated August 18, 1998, by and between Hasbro
       International, Inc. and Hasbro, Inc. and Mikohn Gaming Corporation
       (regarding Yahtzee).(2)(3)

  4.16 License Agreement, dated August 18, 1998, by and between Hasbro
       International, Inc. and Hasbro, Inc. and Mikohn Gaming Corporation
       (regarding Yahtzee).(2)(3)

  4.17 License Agreement, dated August 18, 1998, by and between Hasbro
       International, Inc. and Hasbro, Inc. and Mikohn Gaming Corporation
       (regarding Battleship).(2)(3)

  4.18 License Agreement, dated August 18, 1998, by and between Hasbro
       International, Inc. and Hasbro, Inc. and Mikohn Gaming Corporation
       (regarding Monopoly).(2)(3)

  4.19 License Agreement, dated June 26, 2000, by and between Hasbro
       International, Inc. and Hasbro, Inc. and Mikohn Gaming Corporation
       (regarding Clue and Cluedo).(2)(3)

  4.20 License Agreement, dated June 26, 2000, by and between Hasbro
       International, Inc. and Hasbro, Inc. and Mikohn Gaming Corporation
       (regarding Clue and Cluedo).(2)(3)

  4.21 License Agreement, dated September 11, 2000, by and between Hasbro
       International, Inc. and Hasbro, Inc. and Mikohn Gaming Corporation
       (regarding Trivial Pursuit).(2)(3)

  4.22 Merchandising License Agreement, dated January 1, 2000, by and between
       Ripley Entertainment, Inc. and Mikohn Gaming Corporation.(2)(3)

  4.23 Master Development and Purchase Agreement, dated April 27, 1998, by and between Harrah's Operating Company, Inc. and Mikohn Gaming
       Corporation.(2)(3)

  5.1  Opinion of Counsel to Mikohn Gaming Corporation, dated November 14,
       2001.(4)

 23.1  Consent of Arthur Andersen LLP, independent auditors.

 23.2  Consent of Deloitte & Touche LLP, independent auditors.

 23.3  Consent of Counsel to Mikohn Gaming Corporation (included in Exhibit
       5.1).(4)

 24.1  Power of Attorney.(5)

--------
(1) This exhibit was filed in the Company's Registration Statement on Form S-3 dated September 13, 2001.
(2) Certain portions of this material are confidential and are omitted but filed separately with the SEC in a request for confidential treatment.
(3) This exhibit was filed in Amendment No. 1 to the Company's Registration Statement on Form S-3 dated October 23, 2001.

(4) This exhibit was filed in Amendment No. 2 to the Company's Registration Statement on Form S-3 dated November 14, 2001.


(5) This Power of Attorney was included on the signature page of Amendment No. 1 to the Company's Registration Statement on Form S-3 dated October 23, 2001.


Item 17 Undertakings.

   A. Undertaking for Rule 415 Offerings

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this prospectus:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the prospectus, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the prospectus; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the prospectus or any material change to such information in the prospectus.

   PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the prospectus.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new prospectus relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the shares being registered which remain unsold at the termination of the offering.

   B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

   The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the prospectus shall be deemed to be a new prospectus relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

   C. Undertaking in Respect of Indemnification

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this prospectus to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on the 3rd day of December, 2001.


                                          Mikohn Gaming Corporation

                                                  /s/ Charles McCrea, Jr.
                                          By: _________________________________
                                                  Charles H. McCrea, Jr.
                                                 Executive Vice President,
                                               General Counsel and Secretary

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Prospectus on Form S-3 to be signed on its behalf by the following persons in the capacities and on the dates indicated.


              Signature                          Title                   Date
              ---------                          -----                   ----

              /s/ *                    Chairman of the Board,      December 3, 2001
______________________________________  President, Chief
          David J. Thompson             Executive Officer and
                                        Director (Principal
                                        Executive Officer)

              /s/ *                    Executive Vice President--  December 3, 2001
______________________________________  Sales and Director
           Dennis A. Garcia

              /s/ *                    Executive Vice President,   December 3, 2001
______________________________________  Chief Financial Officer
          Donald W. Stevens             and Treasurer

              /s/ *                    Executive Vice President,   December 3, 2001
______________________________________  General Counsel and
        Charles H. McCrea, Jr.          Secretary

              /s/ *                    Director and Chairman of    December 3, 2001
______________________________________  Audit Committee
           John K. Campbell

              /s/ *                    Director                    December 3, 2001
______________________________________
            James E. Meyer

              /s/ *                    Director and Chairman of    December 3, 2001
______________________________________  Compensation Committee
         Douglas M. Todoroff

              /s/ *                    Director                    December 3, 2001
______________________________________
          Terrance W. Oliver

              Signature                          Title                   Date
              ---------                          -----                   ----

              /s/ *                    Director                    December 3, 2001
______________________________________
          Bruce E. Peterson

       /s/ Charles McCrea, Jr.
*By: _________________________________
        Charles H. McCrea, Jr.
           Attorney-in-Fact